

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 14, 2007

<u>VIA U.S. MAIL AND FAX (415) 645-4124</u>

Mr. Kevin J. Yeaman
Chief Financial Officer
Dolby Laboratories Inc.
100 Potrero Avenue
San Francisco, CA 94103-4813

> **RE: Dolby Laboratories Inc.**
> **Form 10-K for the Fiscal Year Ended September 29, 2006**
> **Filed December 12, 2006**
> **Form 10-Q for the Quarter Ended December 29, 2006**
> **File No. 1-32431**

Dear Mr. Yeaman:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for Fiscal Quarter Ended December 29, 2006

Licensing Gross Margin, page 20

1. Please tell us in more detail the current and previous methodologies you used to determine royalty expenses including why this current methodology is preferable. It is unclear to us why the royalty expenses determined under the previous methodology constitute an overpayment. Also, tell us why Exhibit 18 was not required to be filed under Item 601 of Regulation S-K.

2. Please tell us why the difference between the royalty expenses determined under the current and previous methodologies is not required to be accrued under SFAS 5.

3. Please tell us what your accrued royalties would have been, had you calculated unpaid amounts using the methodology under which you historically calculated royalties and disclose the impact on licensing gross margins.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn T. Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding these comments.

Sincerely,

Larry Spirgel
Assistant Director